Sub-Item 77I(b): Terms of new or amended securities

At its May 13, 2011 Board of Directors meeting, the Board of Directors approved the creation of the Omni Small-Cap Value Fund (the "Omni Fund"), an additional series of Bridgeway Funds, Inc. (the "Company"). The Omni Fund consists of one class of shares: Class N shares. A description of the Omni Fund's shares is contained in its Prospectus and Statement of Additional Information dated October 31, 2011, which were filed in the Company's Rule 485(b) filing on October 27, 2011.